UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                       Arrow Magnolia International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    042768101
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
(Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                November 10, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 125151100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               8,791 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             5,323Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            8,791 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     5,323 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,114 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.16%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 125151100

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               150,031 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            150,031 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             150,031 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.41%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 125151100

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               13,311 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            13,311 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,311 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.39%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Arrow-Magnolia International Inc., 2646 Rodney Lane, Dallas, Texas, 75229.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, and LOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC and LOF ("Loeb") are concerned about the proposed merger with Arrow Acquisition LP and its implications for Loeb's investments in the Issuer. At this time, Loeb is considering voting against the proposed merger and exercising their dissenter's rights under Texas law. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to seek to influence the management or policies of the Issuer, to dispose of their securities of the Issuer, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in each case in light of Loeb's continued evaluation of the Issuer, market conditions or other factors. Such actions could result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a)The persons reporting hereby owned the following shares of Common Stock as of November 10, 2004.

                                    Shares of Common Stock

Loeb Arbitrage Fund                       150,031
Loeb Partners Corporation*                 14,114
Loeb Offshore Fund Ltd.                    13,311
                                        ------------
                                          177,456


The total shares of Common Stock constitute 5.22% the 3,401,000 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 5,323 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:


                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          11-10-04        570             $1.612


Holder                                     Shares      Average Price
Loeb Arbitrage Fund           11-10-04       6973             $1.612


Holder                                     Shares      Average Price
Loeb Offshore Fund            11-10-04        613             $1.612

-------------------
*Including 244 shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d) Not applicable.

(e). Not applicable.



Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Loeb has had discussions with two other significant Issuer shareholders, Shoreline Micro-Cap Fund, L.P. and Mr. Richard P. Kiphart, concerning the Issuer's proposed merger with Arrow Acquisition LP. Loeb has reached an informal understanding with Shoreline Micro-Cap Fund, L.P. and Mr. Kiphart to coordinate their efforts in opposing the Issuer's proposed merger with Arrow Acquisition LP and exercising their dissenter's rights under Texas law.

Item 7.  Materials to be Filed as Exhibits.

         None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2004                          Loeb Partners Corporation


                                       By: /s/ Gideon J. King
                                               Executive Vice President


November 18, 2004                          Loeb Arbitrage Fund
                                       By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Gideon J. King
                                                     President

November 18, 2004                           Loeb Offshore Fund Ltd.


                                       By: /s/ Gideon J. King
                                               Director